Exhibit 99.B(m)(3)

SCHEDULE I

TO DISTRIBUTION AND SERVICE PLAN

FOR CLASS A SHARES OF THE VICTORY VARIABLE INSURANCE FUNDS

DATED JANUARY 1, 2003 AND AMENDED MAY 18, 2004

This Plan shall be adopted with respect to Class A Shares of the following series of Victory Variable Insurance Funds:

Name of Fund	Rate*
1. Victory Variable Insurance Diversified Stock Fund	0.25	%*

* Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class A Shares.

Current as of December 5, 2018.

VICTORY VARIABLE INSURANCE FUNDS

By:	/s/ Christopher K. Dyer
Name: Christopher K. Dyer
Title: President

VICTORY CAPITAL ADVISERS, INC.

By:	/s/ Peter Scharich
Name: Peter Scharich
Title: President